                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)

                              The Boston Bancorp
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   100548106
                   ----------------------------------------
                                (CUSIP Number)
                   Gary A. Spiess, General Counsel and Clerk
                Bank of Boston Corporation, 100 Federal Street
                  Boston, Massachusetts 02110  (617)434-2870
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 10, 1995
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(bX3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 100548106                                  PAGE  2  OF  10 PAGES
                                                            ---    ---
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      I.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1

        Bank of Boston Corporation          04-2471221
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(b) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,038,420
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,038,420
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,038,420
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      HC. CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of The Boston Bancorp., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 460 West Broadway, South Boston, Massachusetts 02127.

Item 2.  Identity and Background

     (a)-(c) and (f) This statement is being filed by Bank of Boston Corporation, a Massachusetts corporation ("BKBC"). The principal executive offices of BKBC are located at 100 Federal Street, Boston, Massachusetts 02110.

     BKBC is a registered bank holding company which, through its subsidiaries, is engaged in providing a wide variety of financial services to individuals, corporate and institutional customers, governments, and other financial institutions. These services include retail banking, consumer finance, mortgage origination and servicing, domestic corporate and investment banking, leasing, international banking, commercial real estate lending, private banking, trust, correspondent banking, and securities and payments processing. BKBC's principal subsidiary is The First National Bank of Boston, a national banking association. Other major banking subsidiaries of BKBC are Bank of Boston Connecticut and Rhode Island Hospital Trust National Bank.

     Information as to each of the executive officers and directors of BKBC is set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

     (d) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

   As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), BKBC will have the right, upon the occurrence of specified events, to purchase up to 1,308,420 shares of Common Stock from the Company at a price of $33.00 per share. Should BKBC purchase Common Stock pursuant to the Stock Option Agreement, BKBC intends to finance such purchase from one or more of the following sources: the use of cash; the liquidation of securities held by BKBC; the dividending of cash from BKBC subsidiaries; or additional debt or equity financings.

Item 4.  Purpose of Transactions

     On October 10, 1995, BKBC and the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which a wholly owned subsidiary of BKBC to be organized under Massachusetts law (the "Merger Subsidiary"), will be merged into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of BKBC. Pursuant to the Merger Agreement, each share of Company Common Stock outstanding at the effective time of the Merger, other than shares (i) held by dissenting stockholders; (ii) held directly or indirectly by BKBC, except in a fiduciary capacity; or (iii) held by the Company as treasury stock, will be converted into the number of shares of common stock, par value $2.25 per

                                  Page 5 0f 10


share, of BKBC ("BKBC Common Stock") equal to the Conversion Number. The Conversion Number shall be equal to the quotient of dividing

     (i) the sum of (A) the Adjusted Net Worth of the Company as of the close of business on the Measurement Date, (B) $40,640,806.00, (C) the product of $40,000.00 and the number of days after the Measurement Date to and including the Closing Date, and (D) the aggregate exercise price of all options to purchase Company Common Stock outstanding at the close of business on the Measurement Date, by

     (ii) the product of (A) Average Closing Price, and (B) the sum of the number of shares of Company Common Stock and options to purchase Company Common Stock outstanding at the close of business on the Measurement Date.

     A copy of the Merger Agreement is attached hereto as Exhibit 2 and incorporated herein by reference and the summary contained herein of its provisions is qualified in its entirety by reference to the Merger Agreement. Capitalized terms that are used but not defined herein are defined in the Merger Agreement. The Company will be the surviving corporation of the Merger and will continue its corporate existence under the laws of the State of Massachusetts. The directors and officers of the surviving corporation will be the directors and officers of the Merger Subsidiary immediately prior to the effective time of the Merger. The Articles of Organization and By-Laws of the surviving corporation will be the Articles of Organization and By-Laws of the Company in effect at the effective time of the Merger. The authorized capital stock of the Company after the effective time of the Merger shall be as stated in the Articles of Organization of the Company immediately prior to the Effective Time.

     Consummation of the Merger is subject to approval of the Company's stockholders, receipt of regulatory approvals, completion by the Company of certain specified preclosing transactions and certain other conditions customary in transactions of this nature. The preclosing transaction to be completed by the Company include among others the conversion of most of the

Company's $1.6 billion investment portfolio into cash equivalents for reinvestment by BKBC after the closing, and the sale of the Company's $130 million multifamily and commercial real estate loan portfolio.

     Simultaneously with the execution of the Merger Agreement, on October 10, 1995, BKBC and the Company entered into a Stock Option Agreement (the "Stock Option Agreement"). A copy of the Stock Option Agreement is attached hereto as
Exhibit 99 and incorporated herein by reference and the following summary of its provisions herein is qualified in its entirety by reference to the Stock Option Agreement.

     Pursuant to the Stock Option Agreement, the Company granted BKBC an option (the "Option") to purchase, subject to adjustment in certain events, up to 1,038,420 authorized but unissued shares (the "Option Shares") of Common Stock for $33.00 per share. The Option becomes exercisable in whole or in part, after the occurrence of the following events:

     (i) (a) the Company or any of its subsidiaries enters into an agreement to engage in, or the Company's Board of Directors recommends approval of, (X) a merger or consolidation, or any similar transaction, (Y) an acquisition of all or substantially all of the assets of the Company or any of its significant subsidiaries or (Z) an acquisition of 10% or more of the voting power of the Company or any of its significant subsidiaries, in each case with any person other than BKBC or its subsidiaries, or (b) any person, other than BKBC or its subsidiaries or the Company in a fiduciary capacity, acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock (if such person owned less than 10% of the outstanding shares of the Common Stock as of the date of the Stock Option Agreement), or any person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of common stock (if such person owned 10% or more of the outstanding shares of the Common Stock as of the date of the Stock Option Agreement), or (c) any person, other than BKBC or its subsidiaries, publicly proposes any acquisition transaction described in clause (a) above (an "Acquisition Transaction"), or (d) after any person, other than BKBC or its subsidiaries, has proposed an

Acquisition Transaction, the Company breaches certain covenants or obligations in the Merger Agreement and such breach (X) would entitle BKBC to terminate the Merger Agreement and (Y) is not remedied before the date of BKBC's notice to the Company exercising the Option, or (e) any person, other than BKBC or its subsidiaries, without BKBC's consent, files an application or notice with any federal or state bank regulatory authority to engage in an Acquisition Transaction, and

     (ii) (a) any person acquires beneficial ownership of 17.5% or more of the then outstanding Common Stock, or (b) any of the events described in clause (a) of paragraph (i) above occurs, except that the percentage referenced in clause
(Z) shall be 17.5%.

     The Stock Option Agreement specifies the procedures for exercise of the Option upon the occurrence of such events.

     The Option will no longer be exercisable upon the earliest of (i) the effective time of the Acquisition Merger, (ii) the termination of the Merger Agreement if termination occurs before an Initial Triggering Event (as defined in the Stock Option Agreement) and (iii) nine months after the Merger Agreement is terminated if termination occurs after an Initial Triggering Event.

     As more fully set forth in the Stock Option Agreement, (i) the Company has a right of first refusal under specified circumstances with respect to certain proposed dispositions by BKBC of the Option Shares, (ii) the Company has the right to purchase Option Shares held by BKBC under certain circumstances, and
(iii) BKBC (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require the Company to repurchase the Option or Option Shares.

     The Common Stock is registered pursuant to Section 12(g) of the Exchange Act. If the Merger is consummated, the number of holders of record of Common Stock will fall below 300 persons and the Common Stock will become eligible for deregistration pursuant to Section 12(g)(4) of the Exchange Act.

     Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, BKBC may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,038,420 shares of Common Stock, or approximately 16.6% of the Common Stock outstanding on September 30, 1995 assuming exercise of the Option.

     Except as set forth above, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

     (c) Neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.


     (d) So long as BKBC has not purchased the Common Stock subject to the Option, BKBC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As noted above, the Merger Agreement provides for certain specified preclosing transactions by the Company and contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

         Exhibit 2  --   Agreement and Plan of Reorganization, dated as of
                         October 10, 1995, between Bank of Boston Corporation and The Boston Bancorp.

         Exhibit 99 --   Stock Option Agreement, dated as of October 10, 1995,
                         between Bank of Boston Corporation and The Boston
                         Bancorp.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       BANK OF BOSTON CORPORATION



                                       By:  /s/ Gary A. Spiess
                                          ---------------------
                                            Gary A. Spiess
                                            General Counsel and Clerk



Dated:  October 20, 1995

                                   SCHEDULE I
                                   ----------


                       DIRECTORS AND EXECUTIVES OFFICERS
                         OF BANK OF BOSTON CORPORATION


    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bank of Boston Corporation ("BKBC") is set forth below.
If no business address is given, the director's or officer's address is Bank of Boston Corporation, 100 Federal Street, Boston, Massachusetts 02110. Each of the persons listed below with an asterisk following his or her name is a director of BKBC.

                                            Present Principal Occupation
                                                 or Employment and
 Name and                                   Principal Business of Corporation
Business Address                            in which Employment is Conducted
----------------                            --------------------------------
Guilliaem Aertsen IV                        Group Executive, Global Capital Markets & Real
                                            Estate

Melville E. Blake III                       Executive Director, Strategic Planning

Wayne A. Budd*                              Senior Partner
Exchange Place                              Goodwin, Proctor & Hoar (law firm)
Boston, MA  02109

Robert L. Champion, Jr.                     Executive Director, Corporate Administrative
                                            Services

Barbara F. Clark                            Group Executive, Media & Communications

Edward P. Collins                           Group Executive, US Corporate Banking,
                                            Leasing & Asset Based Lending

William F. Connell*                         Chairman and Chief Executive Officer
One International Place                     Connell Limited Partnership (metals
Boston, MA  02110                           recycling and manufacture of industrial
                                            products)

                                            Present Principal Occupation
                                                 or Employment and
   Name and                                 Principal Business of Corporation
Business Address                            in which Employment is Conducted
----------------                            --------------------------------

Gary L. Countryman*                         Chairman and Chief Executive Officer of
175 Berkeley Street                         Liberty Mutual Insurance Company
Boston, MA  02117

Helen G. Drinan                             Executive Director of Human Resources

Alice F. Emerson*                           Senior Fellow, The Andrew W. Mellon
140 East 62nd Street                        Foundation; President Emerita of
New York, NY  10021                         Wheaton College

Robert E. Gallery                           Group Executive, NE Large Corporate Banking
                                            & NE Corporate Banking, CT, RI

Charles K. Gifford*                         Chairman, Chief Executive Officer and President

Susan P. Haney                              Group Executive, The Private Bank

Paul F. Hogan                               Executive Director, Credit & Loan Review

Thomas J. Hollister                         Group Executive, Retail & Small Business

Ira Jackson                                 Executive Director, External Affairs

Robert T. Jefferson                         Comptroller

David W. Kruger                             Group Executive, Global Products and Marketing
                                            & Asia/Pacific

Michael R. Lezenski                         Executive Director, Technology and System
                                            Services, Chief Technology Officer

Mark A. MacLennan                           Group Executive, Multinational, Europe, Central
                                            America/Caribbean, International Financial
                                            Institutions and International Private Banking

Peter J. Manning                            Executive Director, Mergers & Acquisitions, Audit & Risk
                                            Review


Donald F. McHenry*                          University Research Professor of Diplomacy
School of Foreign Services                  and International Relations,
Georgetown University, Room 301             Georgetown University
Washington, DC  20057

                                            Present Principal Occupation
                                                 or Employment and
   Name and                                 Principal Business of Corporation
Business Address                            in which Employment is Conducted
----------------                            --------------------------------

David E. McKown                             Group Executive, Entrepreneurial Lending

Henrique Meirelles                          Regional Manager, Brazil

J. Donald Monan, S.J.*                      President of Boston College
18 Old Colony Road
Chestnut Hill, MA  02167

Joanne E. Nuzzo                             Executive Director, Banking Operations

Paul C. O'Brien*                            President of The O'Brien Group, Inc.
One International Place 30th Fl.
Boston, MA  02110

Edward A. O'Neal                            Vice Chairman

William H. Ott                              Group Executive, Consumer Finance

Joe K. Pickett                              Group Executive, Mortgage Banking

Richard A. Remis                            Group Executive, NE Corporate Banking-MA
                                            & NH, Financial Institutions

John W. Rowe*                               President and Chief Executive Officer of
25 Research Drive                           New England Electric System
Westborough, MA  01581

Manuel R. Sacerdote                         Regional Manager, Southern Cone (Argentina,
                                            Uruguay, Chile)

Willliam J. Shea                            Vice Chairman, Chief Financial Officer
                                            and Treasurer

Richard A. Smith*                           Chairman of the Board of Harcourt General
27 Boylston Street                          Inc., (a diversified company engaged in
Chestnut Hill, MA  02167                    international, executive outplacement and
                                            the exhibition of motion pictures) and The
                                            Neiman-Marcus Group, Inc. (retail specialty
                                            stores)

Gary A. Spiess                              General Counsel and Clerk

                                            Present Principal Occupation
                                                 or Employment and
   Name and                                 Principal Business of Corporation
Business Address                            in which Employment is Conducted
----------------                            --------------------------------

Susannah M. Swihart                         Group Executive, Specialized Finance

William C. Van Faasen*                      President and Chief Executive Officer of Blue
100 Summer Street 01-31                     Cross and Blue Shield of Massachusetts (non-profit
Boston, MA  02110                           (non-profit health services company)

Eliot N. Vestner                            Executive Counsel, Regulatory Affairs

Bradford H. Warner                          Group Executive, Treasury

Thomas B. Wheeler*                          President and Chief Executive Officer of
1295 State Street                           Massachusetts Mutual Life Insurance Company
Springfield, MA  02111

Alfred M. Zeien*                            Chairman and Chief Executive Officer of The
Prudential Tower Building                   Gillette Company (manufacturer of consumer products)
Boston, MA  02199

__________________________
* Director of BKBC

                               INDEX TO EXHIBITS


   Exhibit
   Number                 Exhibit
     2       --           Agreement and Plan
                          of Reorganization, dated as of
                          October 10, 1995 between Bank of
                          Boston Corporation and The Boston Bancorp

    99       --           Stock Option Agreement, dated as of
                          October 10, 1995 between Bank of
                          Boston Corporation and The Boston Bancorp